PEOPLESTRING CORPORATION
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

January 12, 2010

Via EDGAR and
Facsimile: (202) 772-9210

Stephani Bouvet, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PeopleString Corporation
Registration Statement on Form S-1
Filed: November 23, 2009
File No.: 333-163290
Amendment No. 1

Dear Ms. Bouvet:

We are in receipt of your letter to us dated December 18, 2009, regarding the Form S-1 Registration Statement we filed on November 23, 2009 (the “S-1”).  We thank you for taking the time to review the filing and providing your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, hereinbelow are your comments (bolded), and our responses.

General

1.           You state at the top of page 6 that investors should only rely on the information contained or “incorporated by reference” in this prospectus.  Please delete the reference to information incorporated by reference as it does not appear that you have incorporated information by reference.

The reference to “incorporated by reference” on top of page 6 has been deleted.

Risk Factors, page 9

General

2.           We note that your officers and directors devote time and attention to the affairs of an affiliated company, BigString Corporation (“BigString”).  In your response letter and with a view to disclosure in your filing, please describe the scope of business activities of each of BigString and PeopleString.  Tell us what consideration you have given to the possibility that the shared officers and directors may be subjected to conflicts of interest or conflicting duties relating to business opportunities in connection with their functions as fiduciaries of the two companies.  Tell us what consideration you have given to providing risk factor disclosure relating to potential conflicts of duties.

A very significant portion of the business activities of each of BigString and PeopleString is done online and can be done almost anytime (including day and night), since it is done online.  Management plans to devote whatever time is necessary to make PeopleString’s business a success.  However, the officers and directors acknowledge that there may be a conflict of potential duties.  Therefore, potential conflicts of duties has been addressed in the Risk Factor entitled “Our key executive officers and directors may have potential conflicts of interest as key executives and board members of BigString Corporation.”

3.           Please note that generic or vague formulations of the resulting risks in your risk factor captions, such as “may adversely affect our business” should be avoided.  Revise throughout.  Also, as applicable provide quantitative information regarding the resultant risk to provide context to investors.

The Risk Factors have been revised to remove generic or vague formulations of the resulting risks.  Quantitative information regarding the resultant risks to provide context to investors has been provided.

We may need additional capital to fund our operations…page 9

4.           Expand the risk factor to state the minimum period of planned operations for which you expect that currently or contractually committed capital resources will be sufficient to fund your business.  Clarify whether existing capital resources and contractual arrangements are expected to provide sufficient capital to fund your operations for 12 months from the date of the prospectus.  To the extent a deficiency is perceived, please quantify the minimum additional capital expected to be necessary to fund the planned operations for the 12-month period.  Please provide corresponding disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

The Risk Factor has been expanded to state the minimum period of planned operations for which we expect that currently or contractually committed capital resources will be sufficient to fund our business.  Clarification has been made regarding existing capital resources and contractual arrangements are expected to provide sufficient capital to fund operations for 12 months.  Corresponding disclosure has been made in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

If we were to lose the services of our key personnel, we might not be able to execute our business strategy, page 10

5.           Please disclose the minimum portion of the working time of each of the three officers and directors which will be devoted to the business of PeopleString.  Consider revising the risk factor heading to emphasize that the company’s officers and directors provide only limited portions of their time to PeopleString.

The minimum portion of the working time of each of the three officers and directors which will be devoting to the business of PeopleString has been disclosed.  The risk factor heading has been revised to emphasize that the company’s officers and directors provide only limited portions of their time to PeopleString.

We may be dependent on third parties to complete the development of the website and proprietary technologies, page 10

6.           Please briefly identify the portions of your website that are not yet complete.  Expand the Business section to discuss the extent to which the website requires further development and explain the effect that the incomplete status of the website development has on your ability to conduct operations and pursue your business strategy.

 The Risk Factor has been amended to clarify that the website is complete; but the company will require the services of third parties to add new features, expand and enhance the website.

As a public company, we will incur substantial expenses, page 14

7.           You state that you will be come subject to the information and reporting requirements of the U.S. securities laws “if we are able to have our shares listed on the OTC Bulletin Board.”  Pursuant to Section 15(d) of the Exchange Act, you will become subject to the periodic reporting requirements if your registration statement is declared effective.  You will become subject to additional obligations under the securities laws if you register your class of common stock under Section 12(g) of the Exchange Act on a Form 8-A, which disclosure elsewhere indicates you plan to file.  Please revise accordingly.

The disclosure has been revised to comply with provisions of Section 15(d) of the Exchange Act.

Forward-Looking Statements and Information, page 15

8.           The penultimate sentence of this section disclaims responsibility for the accuracy and completeness of statements provided in the prospectus.  Please eliminate that sentence or revise it to be consistent with applicable disclosure requirements.  Similarly, the final sentence of the paragraph disclaims any responsibility to update any forward-looking statements.  This sentence similarly appears to be inconsistent with general disclosure principles, particularly in the context of a shelf offering such as the one you propose.  Please revise.

The section has been eliminated and replaced with an accurate paragraph.

Selling Stockholders, page 16

9.           You state that the selling stockholders acquired the shares of common stock offered through this prospectus from private placement transactions that were exempt from registration requirements of the Securities Act.  Avoid the use of language that suggests the availability of a claimed exemption has been established.  Similarly, please revise your disclosure on page 60.

The disclosure in the selling stockholder section as well as on page 60 has been revised.

10.           Your table on page 17 of selling shareholders lists Darin M. Myman, Robert S. DeMeulemeester, and Adam M. Kotkin as owning 7.4% of your common stock before the offering, yet we note that these individuals hold sole voting and dispositive control over an additional 29.5% of shares held through BigString.  Please revise your disclosure to reflect that these individuals beneficially own 36.9% of your common stock.

The disclosure on page 17 has been revised to reflect that Darin M. Myman, Robert S. DeMeulemeester and Adam M. Kotkin hold sole voting and dispositive control over an additional 29.5% of shares held through BigString for a total of 36.9%.

Our Business, page 23

General

11.           We note that you are dependent on a third party email service provider for your email and website hosting.  Please ensure that you include a description of the material terms of any such material contract and file it as an exhibit to your amended registration statement.  Refer to Item 101(h)(4)(v) of Regulation S-K.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

12.           We note that you have entered into an agreement with BigString to license BigString’s messaging technology and to share the cost of certain common services.  Please disclose the material terms of this agreement, including the duration of the license, and any other quantitative or qualitative factors arising from this agreement, that may have a material impact on your business, pursuant to Item 101(h)(4)(i), (v) and/or (vii) of Regulation S-K.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

13.           We note that your business model depends on the number of “active users” of your social network and frequency of visits to your website.  To the extent possible, please quantify the number of current subscribers to your website by differentiating the number of free users from premium users and the revenue amounts shares with your user-base since inception.  Further consider discussing the growth and changes in your user-base since inception, quantifying the banner ads posted on your site, marketing affiliations, click-through data, or any other information that will help investors better understand your business operations.

We have added language quantifying the number of current subscribers to the website by differentiating the number of free users from premium users and the revenue amounts shares with our user-based since inception.  Additional discussions of the growth and changes in our user-based since inception, quantifying the banner ads posted on our site, marketing affiliations, click-through data and other information has been included.

14.           In Note 6 to your Financial Statements, you state that you entered into an agreement with BigString to license BigString’s messaging technology and will share the cost of certain common services.  If material to your business, please disclose all material terms of the license agreement pursuant to Item 101(h)(4)(vii) of Regulation S-K.  Further, please file the agreement as an exhibit to your amended registration statement or tell us why you believe this agreement need not be filed.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

Management’s Discussion of Financial Condition or Plan of Operation

General

15.           Consider revising management’s discussion and analysis of financial condition to include an overview which provides a balanced, executive-level discussion of identified, important themes or other significant matters that may impact your financial condition and operating results.  As examples of such themes and matters, we note the risk factors relating to the “highly competitive industry” in which you operate and that your future growth is largely dependent upon your ability to develop technologies that achieve market acceptance.  Further, in Note 5 to your Financial Statements, you state that you made payments totaling $21,093 from inception through June 30, 2009 and that you accrued an additional $19,143 for active users with balances earned, but not yet paid.  For guidance see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

We have revised and updated the management’s discussion and analysis of financial condition to include an overview which provides a balanced, executive-level discussion of identified, important themes or other significant matters that may impact our financial condition and operating results.

16.           Please revise to include a narrative discussion of the results of operations of your company, including any underlying business events that generated material items on your statement of operations or any other significant components of revenues or expenses that will help investors better understand your results of operations.  We note that you earn revenue from online services, electronic commerce, advertising, data network services and marketing affiliations.  Please disclosure the proportion of revenues contributed from each respective revenue stream.  In this regard, we note that as of October 31, 2009, you had cash on hand in the amount of $463,586.  Please clarify for investors how you generated this cash.  For guidance, see Instruction 4 to Item 303(a) of Regulation S-K.

We have revised the disclosure to include a narrative discussion of the results of operations of our company, including any underlying business events that generated material items on our statement of operations or any other significant components of revenues or expenses that will help investors better understand our results of operations.  The proportion of revenues contributed from each respective revenue stream has been disclosed.  Clarification for the investors how we generated cash has been made.

17.           Please clarify to the extent applicable whether your financial condition and results of operations are significantly affected, both historically and prospectively, by your arrangement with BigString pursuant to your shared services agreement, referenced in Note 6 to your Financial Statements.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

Plan of Operating, page 25

18.           You state that over the next twelve months, you must raise $500,000 in additional capital for data storage, server management, two new programmers, and marketing.  Please address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.  Disclose your course of action if the company is unable to secure funding.  If you have no such plans, please state so.

Material costs associated with being a publicly reporting company has been disclosed including how the Company intends to pay for such expenses, including disclosure of the current course of action.

Directors, Executive Officers, Promoters and Control Persons, page 30

19.           Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K.  Include the dates of employment for each director and executive officer.  In this regard, we note that you have not provided dates of employment for Darin M. Myman and Adam M. Kotkin.

The disclosure has been amended to briefly describe the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K, including the date of employment for each director and executive officer.

Certain Relationships and Related Transactions, page 32

20.           Please revise to include a materially complete discussion of the material terms of your shared services agreement with BigString, referenced in Note 6 to your Financial Statements.  Include in your discussion the qualitative and quantitative performance factors under the agreement, as they pertain to your related officers and directors, for the period reported upon in your financial statement and any subsequent period, as material.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

Reports to Shareholders, page 32

21.           You state that as a Section 15(d) filer, you will only be required to file annual and quarterly reports for a period of twelve months.  However, this statement does not conform to the language in Section 15(d) of the Exchange Act, as the duty to file periodic reports will be triggered by the effectiveness of your filing.  That duty will be suspended if, at the beginning of the fiscal year other than the fiscal year in which the registration statement becomes effective, the securities to each class to which the registration statement relates are held by less than 300 persons.  However, the duty to file periodic reports would recur at any subsequent time if the number of record holders exceeds 300.  Please revise accordingly.

The disclosure has been revised to conform with the language in Section 15(d).

Signatures

22.           Please ensure that your signatures conform to the requirements of Form S-1.  In this regard, we note that you have not identified your principal accounting officer or controller nor are the directors identified as such.

Signatures have been revised to conform to the requirements of Form S-1.  The principal accounting officer and directors have been identified.

Undertakings, page 62

23.           Please revise your undertakings to begin with a statement, “The registrant hereby undertakes…”

The undertakings have been revised to begin with a statement, “The registrant hereby undertakes…”.

24.           As your offering involves the resale of securities by selling shareholders, please tell us why you have included the undertaking associated with Item 512(a)(6) of Regulation S-K.

The undertaking associated with Item 512(a)(6) of Regulation S-K has been deleted.

25.           Please provide the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K, as required by Rule 430C.

The undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K as required by Rule 430C has been provided.

Exhibits

26.           In Note 4 to your Financial Statements, you state that at the 2009 annual meeting of stockholders, the 2009 Equity Incentive Plan was adopted and approved by a majority of PeopleString’s stockholders.  Please tell us whether your directors and/or named executive officers will be participating in this plan.  If so, please file this plan to your amended registration statement, as it appears this would be a “plan,” as defined in Item 402(a)(6)(ii) of Regulation S-K.

Directors and/or named executive officers will be participating in the 2009 Equity Incentive Plan, although no shares have been issued as yet.  The Plan is filed herein as Exhibit 10.1.

27.           Please file your shared services agreement with BigString, referred to in Note 6 to your Financial Statements.  See Item 601(b)(10)(ii) of Regulation S-K; if a separate agreement, please also file your license agreement with BigString.

The April 2, 2009 agreement between PeopleString and BigString is a verbal agreement; we accordingly have not filed this agreement. The licensing is part of the agreement. Both the messaging technology and shared common services are non-material to PeopleString’s business, and PeopleString could replace the services with other providers or eliminate email from PeopleString’s product offering.  We have updated the information related to the Registration Statement in accordance with the Staff’s comment to provide additional details on the technology license and shared cost of certain common services.

Financial Statements for the Period January 2, 2009 (Date of Formation) Through June 30, 2009

General

28.           In a risk factor on page 9 you disclose that you expect to incur losses which may require the company to raise additional capital and that your inability to raise capital could require you to significantly curtail operations and your business could fail.  On page 27 you disclose that you are dependent upon your ability to secure equity and/or debt financing and that without sufficient financing, it is unlikely for the company to continue as a going concern.  In light of these disclosures indicating doubt regarding the company’s ability to continue as a going concern, please explain to us why the company did not include any disclosure in its financial statements regarding such concerns, management’s plan and any other mitigating factors.

We have revised the Registration Statement in the risk factors on page 9 and liquidity and capital resources on page 27 to provide further clarification to the risks, namely, that our inability to raise capital could require us to delay or eliminate our plans to expand, and would likely impact revenues beyond 12 months.

At June 30, 2009, PeopleString’s cash balance was $183,729. For the period January 2, 2009 (Date of Formation) through June 30, 2009, PeopleString’s audited financial statements reflect a net gain of $478, net cash provided by operations of $9,314, a working capital surplus of $176,343, stockholder’s equity of $176,343 and a cumulative net gain of $478. These matters support the ability of PeopleString to continue as a going concern for the next twelve months.

At September 30, 2009, PeopleString’s cash balance was $200,033. For the period January 2, 2009 (Date of Formation) through September 30, 2009, PeopleString’s unaudited financial statements reflect a net loss of $138,173, net cash used in operations of $9,482, a working capital surplus of $137,792, stockholder’s equity of $137,792 and a cumulative net loss of $138,173. In light of PeopleString’s cash balance, these matters again support the ability of PeopleString to continue as a going concern for the next twelve months.

At October 31, 2009, PeopleString’s cash balance was $463,586. This cash balance again supports the ability of PeopleString to continue as a going concern for the next twelve months. Management accordingly did not include any disclosure in PeopleString’s financial statements, management plan and other mitigating factors regarding the ability to continue as a going concern.

29.           As a related matter please explain to us how Wiener, Goodman & Company was able to conclude that an explanatory paragraph in its audit report was not necessary to address any substantial doubt regarding the company’s ability to continue as a going concern for a reasonable period of time.  Please refer to the guidance in AU 341, “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern.”

PeopleString believes that its auditor properly applied the guidance in AU 341, “The auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern.” As we noted in response to comment number 28, PeopleString’s cash balance and financial statements support the ability of PeopleString to continue as a going concern for the next 12 months at June 30, 2009.  Furthermore, PeopleString believes that its auditor did not find significant negative considerations of conditions and events during the audit, such as negative trends (i.e., recurring operating losses, working capital deficiencies, and adverse key financial ratios), other indications of possible financial difficulties (i.e., default on loan, and denial of usual trade credit), internal matters (i.e., work stoppages or other labor difficulties, and need to significantly revise operations), and external matters that have occurred (i.e., legal proceedings, and loss of a principal customer).

Statement of Operations, page 40

30.           We note that you present a footnote (1) related to operating expenses that quantifies the amount of stock-based compensation by function and in total on your Statement of Operations and Statement of Cash Flows.  Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.  The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the fact of the income statement that includes a total of the share-based compensation.  Please revise to remove the total for share-based compensation from the face of your Statement of Operations and Statement of Cash Flows.  Please make similar revisions to your financial statements for the period ended September 30, 2009.  For additional guidance, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

We have provided the information related to the Registration Statement in accordance with the Staff’s comment.

Note 2.  Income Taxes, page 45

31.           Please revise to provide all of the disclosure required by paragraphs 43 and 45 – 48 of SFAS 109.  Please make similar revisions to your financial statement income taxes footnote for the period ended September 30, 2009 consistent with ASC section 740-10-50.

We have provided the information related to the Registration Statement in accordance with the Staff’s comment.

Recent Sales of Unregistered Securities, page 60

32.           Please revise your disclosure to include the cash received and the aggregate offering price per transaction pursuant to Item 701(c) of Regulation S-K.

The disclosure has been revised to include the cash received and the aggregate offering price per transaction pursuant to Item 701(c) of Regulation S-K.

33.           You state that all of the above offerings were deemed to be exempt under Section 3(b), 4(2) and/or rule 506 of Regulation D.  Please revise your disclosure to identify clearly which exemption you relied upon for each recent sale of unregistered securities.

The disclosure has been revised to identify clearly which exemption we relied upon for each recent sale of unregistered securities.

34.           We note that you issued 2,480,000 shares of common stock in October 2009, referred to in Note 7 to your Financial Statements, yet you have not included corresponding disclosure in your table.  Please update your table and revise accordingly.  Refer to Item 701 of Regulation S-K.

Corresponding disclosure regarding the issuance of 2,480,000 shares of common stock in October 2009 has been included and the table has been revised.  Additional disclosure has also be included on page 29.

Thank you very much for providing your comments.  Please feel free to contact either me or Barbara R. Mittman, Esq., with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

PEOPLESTRING CORPORATION

By: /s/ Darin M. Myman
        Darin M. Myman
        President